

Mail Stop 3561

August 23, 2017

David E. Brody, President
XTI Aircraft Company
13000 Control Tower Rd.
Englewood, CO 80112

>   **Re: XTI Aircraft Company**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 6**
>   **Filed August 4, 2017**
>   **File No. 024-10500**

Dear Mr. Brody:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II

Offering Circular

This Offering, page 4

1. It appears that the offering that commenced in July 2016 terminated, at the latest, on July 22, 2017, one year from the most recent qualification date of the offering statement. As such, please revise here to clarify, if true, that the July 2016 offering has terminated and disclose the total amount of proceeds received by the company in connection with that offering.

Index to Exhibits, page 43

2. Please file a new legality opinion as an exhibit to the offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure